Form 11-K

	    SECURITIES AND EXCHANGE COMMISSION
		  Washington, D.C. 20549



		      ANNUAL REPORT

	      Pursuant to Section 15(d) of the
	      Securities Exchange Act of 1934


	For the fiscal year ended December 31, 1998



		Commission File Number 1-5828



	DYNAMET INCORPORATED DEFINED CONTRIBUTION PLAN
		  (Full Title of the Plan)



	      CARPENTER TECHNOLOGY CORPORATION
	   (Name of issuer of the securities held
		   Pursuant to the plan)


		   1047 North Park Road
		 Wyomissing, PA 19610-1339
	      (Address of principal executive
		   Office of the issuer)





			SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


					DYNAMET INCORPORATED
					DEFINED CONTRIBUTION PLAN
					(Name of Plan)




Date:  __________________       By:  ____________________________________
				     G. Walton Cottrell
				     Senior Vice President - Finance
				     and Chief Financial Officer





Financial Statements and Exhibits


(a)     Financial Statements

	The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.


(b)     Exhibits

	(1)     Consent of Independent Accountants





	     DYNAMET INCORPORATED DEFINED CONTRIBUTION PLAN
		     INDEX TO FINANCIAL STATEMENTS
			FORM 11-K ANNUAL REPORT
-----------------------------------------------------------------------------

								    Form 11-K
								      Pages
								    ---------
Report of Independent Accountants                                       5

Financial Statements:

	Statements of Net Assets Available for Plan Benefits
	December 31, 1998 and 1997

	-       Common/Collective trusts with PNC Bank:
		Investment Contract Fund
		Aggressive Profile Fund

	-       Mutual Funds with PNC Bank:
		Balanced Fund
		Index Equity Fund
		Large Cap Growth Equity Fund
		Intermediate Government Fund
		International Equity Fund
		Small Cap Value Equity Fund
		Carpenter Technology Common Stock Fund
		Participant Loan Fund                                                 6

	Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1998 and 1997

	-       Common/Collective trusts with PNC Bank:
		Investment Contract Fund
		Aggressive Profile Fund
	-       Mutual Funds with PNC Bank:
		Balanced Fund
		Index Equity Fund
		Large Cap Growth Equity Fund
		Intermediate Government Fund
		International Equity Fund
		Small Cap Value Equity Fund
		Carpenter Technology Common Stock Fund
		Participant Loan Fund                                                7

	Notes to Financial Statements                                        8-11

Supplemental Schedules:

	Assets Held For Investment Purposes as of December 31, 1998           12
	Reportable Transactions for the year ended December 31, 1998          13




		CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the Registration Statement of Carpenter Technology Corporation on Form S-8 (number 2-83780) of our report dated June 2, 1999 on our audits of the financial statements of the Dynamet Incorporated Defined Contribution Plan as of December 31, 1998 and 1997, which report is included in this Annual Report on Form 11-K.





/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP





Dated: June 29, 1999











		Report of Independent Accountants


To the Participants and Administrator of the Dynamet Incorporated Defined Contribution Plan

We have audited the accompanying statement of assets available for benefits (modified cash basis) of the Dynamet Incorporated Defined Contribution Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in assets available for benefits (modified cash basis) for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. In our report dated July 20, 1998 (except for Note 9 which was as of August 3, 1998), we were unable to, and did not, express an opinion on the 1997 financial statements because, at the instruction of the Plan Administrator, we did not perform any auditing procedures with respect to the information summarized in Note 3. In conjunction with our audit of the 1998 financial statements, the Plan Administrator instructed us to perform, and we did perform, an audit of the 1997 financial statements in accordance with generally accepted auditing standards. Accordingly, we are now able to express an opinion on the 1997 financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1998 and 1997, and changes in assets available for benefits for the year ended December 31, 1998, on the basis of accounting described in Note 2.



To the Participants and Administrator of the Dynamet Incorporated Defined Contribution Plan continued...


Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the changes in assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 2, 1999



Dynamet Incorporated
Defined Contribution Plan
Statement of Assets Available for Plan Benefits
December 31, 1998 and 1997
-----------------------------------------------------------------------------

(in thousands of dollars)
                                                 							1998            1997

Investments, at estimated fair value -
  Common/collective trusts with PNC Bank:
    Investment Contract Fund                           $1,689          $1,366
    Aggressive Profile Fund                               309             347
						                                                -------         -------
						                                                 	1,998           1,713
						                                                -------         -------

Investments, at quoted market value -
  Mutual funds with PNC Bank:
    Balanced Fund                                       3,925           3,014
    Index Equity Fund                                   3,507           2,657
    Large Cap Growth Equity Fund                        3,049           2,097
    Intermediate Government Fund                          478             583
    International Equity Fund                             125             138
    Small Cap Value Equity Fund                           249             309
    Carpenter Technology Common Stock Fund                 34               -
    Participant Loan Fund                                  60               -
						                                                -------          ------
						                                                 11,427           8,798
						                                                -------          ------
Assets available for Plan benefits                    $13,425         $10,511
						                                                =======         =======

The accompanying notes are in integral part of these financial statements.



Dynamet Incorporated
Defined Contribution Plan
Statement of Changes in Assets Available for Plan Benefits w/ Fund Information December 31, 1998 and 1997

(in thousands of dollars)
			                            						                                      PNC                      PNC   Carpenter
				                                   PNC     PNC                PNC    Large Cap  PNC      PNC   Sm Cap Tech
			                                 Invest   Aggress    PNC     Index     Growth   Inter-  Intern'l Value  Common Participant
				                                Contract Profile    Bal'd   Equity    Equity   Mediate  Equity  Equity Stock  Loan
				                                  Fund     Fund      Fund     Fund     Fund     GovFund  Fund   Fund   Fund  Fund     Total
Additions:
  Additions to assets attributed to:
    Investment income:
      Net appreciation/depreciation
       in fair value of investments  $  102   $  51   $  457     $  733    $   624   $  8    $  7  $ (59) $ (3) $  -    $1,920
      Interest and dividends              -       1      219         36        219     33      14     13     -     2       537
				                                 -----------------------------------------------------------------------------------------
					                                   102      52      676        769        843     41      21    (46)   (3)    2     2,457
      Less - Investment expenses         (9)      -        -          -          -      -       -      -     -     -        (9)
				                                 -----------------------------------------------------------------------------------------
					                                    93      52      676        769        843     41      21    (46)   (3)    2     2,448
				                                 -----------------------------------------------------------------------------------------
Contributions:
  Participants                            7       9       39         50         50      9       4     13     2     -       183
  Employer                               84      67      248        225        240     34      17     55    10     -       980
  Other - Rollover                        -       3        1          1          3      -       -      -     1     -         9
				                                 -----------------------------------------------------------------------------------------
					                                    91      79      288        276        293     43      21     68    13     -     1,172
				                                 -----------------------------------------------------------------------------------------
      Total additions                   184     131      964      1,045      1,136     84      42     22    10     2     3,620
				                                 -----------------------------------------------------------------------------------------
Deductions:
  Deductions from assets
   attributed to:
    Benefits paid to participants       179      21        35       257        23     179       -     22     -     -       716
				                                 -----------------------------------------------------------------------------------------
      Total deductions                  179      21        35       257        23     179       -     22     -     -       716
				                                 -----------------------------------------------------------------------------------------

Net increase prior to interfund
 transfers                                5     110       929       788     1,113     (95)     42      -    10     2     2,904
Transfers, net                          318    (148)      (18)       62      (161)    (10)    (55)   (60)   24    58        10
                            				     -----------------------------------------------------------------------------------------
      Net increase(decrease)            323     (38)      911       850       952    (105)    (13)   (60)   34    60     2,914

Assets available for plan benefits:
  Beginning of year                   1,366     347     3,014     2,657     2,097     583     138    309     -     -    10,511
				                                 -----------------------------------------------------------------------------------------
  End of year                        $1,689    $309    $3,925    $3,507    $3,049    $478    $125   $249   $34   $60   $13,425
				                                 =========================================================================================

Percentage of total at end of year     12.6%    2.3%     29.2%     26.1%     22.7%    3.6%    0.9%   1.9%  0.3%  0.4%    100.0%



The accompanying notes are an integral part of these financial statements.



Dynamet Incorporated
Defined Contribution Plan
December 31, 1998 and 1997
Notes to Financial Statements
-----------------------------------------------------------------------------


1. Description of the Plan
	The following brief description of the Dynamet Incorporated Defined Contribution Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

	The Plan Administrator is Dynamet Incorporated (Dynamet). The Trustee and Plan Custodian is PNC Bank.

	General
	The Plan is a defined contribution plan covering salaried employees of Dynamet. In February 1997, the shareholders of Dynamet sold all of their shares of common stock to Carpenter Technology Corporation
	(CTC), and Dynamet became a wholly-owned subsidiary of CTC.

	All full-time and, effective July 1, 1998, part-time salaried employees not participating in another Dynamet pension plan are eligible to participate upon the completion of one year of credited service as defined in the Plan Agreement and upon attainment of age
	21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).

	Contributions
	Prior to July 1, 1998, only contributions by Dynamet were permitted to the Plan. Dynamet could contribute up to 15 percent of compensation (excluding bonuses and other such compensation, if any) paid to participants for the Plan year. For the year ended
	December 31, 1997, 10 percent of eligible compensation was contributed to the Plan. In addition, for the six months ended
	June 30, 1998, Dynamet made a contribution to the Plan equivalent to 10 percent of the eligible compensation for all eligible employees as of June 30, 1998. This represented the final profit-sharing contribution prior to implementation of the amended plan provisions.

	Effective July 1, 1998, the Plan was amended to permit participants to contribute up to 15 percent of their pre-tax annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Dynamet will contribute an amount equal to 6 percent of participants' eligible compensation and will match participant contributions up to the first 4 percent.

	Participant Accounts
	Prior to July 1, 1998, each participant's account was credited with an allocation of Dynamet's contribution, the Plan's investment earnings and forfeiture of terminated participants' nonvested accounts. Dynamet's contribution and the forfeiture of terminated participants' nonvested accounts were allocated to each participant's account based on the number of units each participant earned in the current year in the Plan in comparison to total Plan units. Each participant earned a unit for every $100 of compensation and a unit for every year of service. Investment income is allocated to each participant's account based on the participant's account balance and the actual investment return.

	Effective July 1, 1998, each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.



Dynamet Incorporated
Defined Contribution Plan
December 31, 1998 and 1997
Notes to Financial Statements
-----------------------------------------------------------------------------

	Vesting
	Prior to July 1, 1998, participants vested 20 percent after 3 years, 40 percent after 4 years, 60 percent after 5 years, 80 percent after 6 years, and 100 percent after 7 years. Participants also became 100 percent vested upon total and permanent disability or death. Effective July 1, 1998, participants fully vest immediately, and all active participants as of that date became fully vested.

	Investment Options
	Upon enrollment in the Plan, a participant may direct contributions in 1 percent increments in any of nine investment options.

	Available investment options are as follows:

	  Carpenter Technology Corporation Common Stock Fund (effective 7/1/98) PNC Bank managed mutual fund accounts:
			Balanced Fund
			Index Equity Fund
			Large Cap Growth Equity Fund
			Intermediate Government Bond Fund
			International Equity Fund
			Small Cap Value Equity Fund
	  PNC Bank Investment Contract Fund
	  PNC Bank Aggressive Profile Fund

	Participants may change their investment options daily.

	Participant Notes Receivable
	Effective July 1, 1998, participants may borrow from their account a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer (from) to the investment fund(s) (to) from the Participant Loan Fund. Loan terms range from 1 to 5 years. The loans are secured by the balance in the participant's account and bear interest at a fixed rate based on the prime rate plus 1 percent at the time the loans are made. Principal and interest are paid ratably through payroll deductions.

	Payment of Benefits
	Participants or their beneficiaries are entitled to benefits equal to the vested amount in their accounts upon retirement, total and permanent disability, death, or termination of service.

2.Summary of Accounting Policies

	Basis of Accounting
	The accompanying financial statements are prepared on the modified cash basis of accounting; consequently, investment income and contributions and the related assets are recognized when received rather than when earned, and benefit payments and investment expenses are recognized when paid.



Dynamet Incorporated
Defined Contribution Plan
December 31, 1998 and 1997
Notes to Financial Statements
-----------------------------------------------------------------------------

	Use of Estimates
	The preparation of financial statements in conformity with the basis of accounting described herein requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.


	Investment Valuation
	Investments in common/collective trusts are valued at estimated fair value as reported to the Plan by the Plan Custodian. Investments in mutual funds and the Carpenter Technology Common Stock Fund are valued at quoted market prices.

	Expenses
	Prior to July 1, 1998, administrative expenses of the Plan were paid by Dynamet. Effective July 1, 1998, administrative expenses are paid by the Plan.

3.Certified Financial Data
	 The following is a summary of the Plan's financial information and data certified by the trustee.

                                							    December 31, 1997
							                                      (in thousands
								                                       of dollars)

	Investment at estimated fair value						         $ 1,713
	Investments at quoted market value							          8,798
					                                          			-------
		Total investments                               $10,511
	                                          							=======


4. Investments
  	The following is a summary of the number of units or shares on hand at December 31, 1998 and 1997, of investments held in common/collective trusts and the Carpenter Technology Common Stock Fund.

                  					      December 31        December 31
						                           1998               1997
					                        --------------     ---------------
					                        Number             Number
					                        units/   Unit/     units/    Unit/
					                        shares   share     shares    share
Investment account           held     value     held      value
					                        ----------------------------------

Common/collective trusts with PNC Bank:

	Investment Contract Fund  848,907.86 $ 1.99  729,460.56  $ 1.87
	Aggressive Profile Fund    14,574.51 $21.23   18,822.51  $18.41

Carpenter Technology Common
	Stock Fund                  4,743.47  $7.21       -         -



Dynamet Incorporated
Defined Contribution Plan
December 31, 1998 and 1997
Notes to Financial Statements
-----------------------------------------------------------------------------

5. Qualification of the Plan
	  The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated January 17, 1996. The Plan has since been amended; however, the Plan Administrator and Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

6. Plan Termination
	  It is the current intention of Dynamet to continue the Plan in accordance with the Plan's provisions. However, Dynamet reserves the right to terminate the Plan at any time. In the event the Plan terminates, funds will be distributed in accordance with the Plan's provisions.

7. Subsequent Event
	  Effective January 1, 1999, the Dynamet Incorporated Retirement Plan for Non-Union Hourly Employees (the Hourly Plan) was merged into the Plan. In connection with this merger, 43 participants of the Hourly Plan became participants in the Plan and account balances in the
  	Hourly Plan of approximately $383,000 were transferred into the Plan.



Dynamet Incorporated
Defined Contribution Plan
Schedule of Assets Held for Investment Purposes - Form 5500, Item 27(a) December 31, 1998
Additional Information - Schedule I
------------------------------------------------------------------------------


                                   					      Shares                 Current
    Issuer           Description             and units     Cost        Value
------------------------------------------------------------------------------
*  PNC Bank   Investment Contract Fund      848,907.86 $1,502,017  $1,688,987

*  PNC Bank   Aggressive Profile Fund        14,574.51    233,196     309,463

*  PNC Bank   Balanced Fund                 198,050.99  2,877,803   3,925,371

*  PNC Bank   Index Equity Fund             147,903.99  2,104,036   3,506,804

*  PNC Bank   Large Cap Growth Equity Fund  145,174.53  2,164,845   3,048,665

*  PNC Bank   Intermediate Government Fund   46,506.95    467,111     477,626

*  PNC Bank   International Equity Fund       8,624.49    116,707     125,228

*  PNC Bank   Small Cap Value Equity Fund    15,472.72    244,892     248,956

*  Carpenter  Carpenter Technology
   Tech Corp  Common Stock Fund               4,743.47     37,686      34,206

  Participant Interest Rate 1% over prime         -        60,194      60,194
   Loans
						                                                -----------------------
   Total                                               $9,808,487 $13,425,500
						                                                =======================



*Designates party-in-interest.




Dynamet Incorporated
Defined Contribution Plan
Schedule of Reportable Transactions - Form 5500, Item 27(d)
Year Ended December 31, 1998
Additional Information - Schedule II
------------------------------------------------------------------------------

                                     Total        Total
			                         No of  dollar value  dollar value
Party      Description      trans- of purchases/  of sales/
involved    of assets      actions   trfs in      trfs out   Net gain

Purchases:
 PNC Bank  Balanced Fund    32   $  672,787        -          -

 PNC Bank  Intermediate
	   Government Fd           35   $  352,959        -          -

 PNC Bank  Index Equity
	   Fund                    42   $  996,664        -          -

 PNC Bank  Growth Equity
	   Fund                    37   $1,069,079        -          -

 PNC Bank  Investment
	   Contract Fund           22   $1,061,961        -          -

 PNC Bank  Small Cap Value
	   Equity Fund             25   $  301,710        -          -

Sales:
 PNC Bank  Balanced Fund    25          -      $218,340   $ 42,525

 PNC Bank  Intermediate
	   Government Fd           15          -      $466,599   $ 12,771

 PNC Bank  Index Equity
	   Fund                    33          -      $879,856   $133,295

 PNC Bank  Growth Equity
	   Fund                    33          -      $741,420   $ 25,497

 PNC Bank  Investment
	   Contract Fd             36          -      $841,440   $ 64,759

 PNC Bank  Small Cap Value
	   Equity Fund             27          -      $303,460   $(28,165)